Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

December 15, 2023

between

ENETI INC.

and

WIND MI LIMITED

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 15, 2023, is by and between Eneti Inc. (formerly named Scorpio Bulkers Inc.), a company incorporated under the laws of the Republic of the Marshall Islands (“Eneti”), and Wind MI Limited, a company incorporated under the laws of the Republic of the Marshall Islands (“Merger Sub”).
WHEREAS, as of the date hereof, there are 38,647,119 shares of the common stock of Eneti, par value $0.01 per share (the “Eneti Common Stock”) issued and outstanding and entitled to vote on this Agreement and the Merger contemplated hereby (and there are no other shares in the capital stock of Eneti outstanding);
WHEREAS, as of the date hereof, there are 500 shares of the common stock of Merger Sub, of no par value (the “Merger Sub Common Stock”) issued and outstanding and entitled to vote on this Agreement and the Merger contemplated hereby (and there are no other shares in the capital stock of Merger Sub outstanding);
WHEREAS, the Board of Directors of Eneti and the sole Director of Merger Sub have approved and deemed it advisable that the stockholders of Eneti and Merger Sub, respectively, approve and adopt this Agreement pursuant to which, among other things, Eneti will be merged with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement;
NOW, THEREFORE, the parties hereto hereby agree as follows:
ARTICLE 1
The Merger
Section 1.01.  The Merger.  (a) At the Effective Time (as defined below), Eneti shall be merged (the “Merger”) with and into Merger Sub pursuant to the provisions of the Business Corporations Act of the Republic of the Marshall Islands (“BCAMI”) and in accordance with the terms and conditions hereof, whereupon the separate existence of Eneti shall cease in accordance with the BCAMI, and Merger Sub shall be the surviving corporation (the “Surviving Corporation”) in accordance with the BCAMI.
(b)  As soon as practicable but no later than three (3) business days after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, Eneti and Merger Sub will file articles of merger with the Marshall Islands Registrar of Corporations and make all other filings or recordings required by the BCAMI in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the articles of merger are duly filed with the Marshall Islands Registrar of Corporations or at such later time as is specified in the articles of merger.
(c)  From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes, and shall assume and be liable for all the liabilities, obligations, and penalties of each of Eneti and Merger Sub, all as provided under the BCAMI.
Section 1.02.  Conversion of Shares.  At the Effective Time:
(a)  Except as otherwise provided in Section 1.02(b), each share of Eneti Common Stock outstanding as of immediately prior to the Effective Time shall be converted into the right to receive U.S. $11.36755 in cash, without interest and subject to reduction for any applicable withholding taxes (the “Merger Consideration”).  As of the Effective Time, all such shares of Eneti Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 1.03, without interest.
(b)  Each share of Eneti Common Stock held by Eneti as treasury stock or held directly or indirectly by Cadeler A/S as of immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
(c)  Each share of Merger Sub Common Stock outstanding as of immediately prior to the Effective Time shall be converted into and shall each become one share of the common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
Section 1.03.  Surrender and Payment.  (a) Prior to the Effective Time, Merger Sub (or one of its affiliates) shall have appointed an exchange agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) all certificates representing shares of Eneti Common Stock (the “Certificates”) and (ii) all uncertificated shares of Eneti Common Stock (the “Uncertificated Shares”) and shall have deposited with the Exchange Agent an amount in cash sufficient to fund the Merger Consideration payable pursuant to Section 1.02(a) (the “Exchange Fund”).  The Exchange Fund shall not be used for any other purpose.  Merger Sub (or one of its affiliates) shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eneti Common Stock for the Merger Consideration.  Promptly after the Effective Time, Merger Sub (or one of its affiliates) shall send, or shall cause the Exchange Agent to send, to each holder of shares of Eneti Common Stock as of immediately prior to the Effective Time a letter of transmittal and instructions (which shall specify that delivery of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.
(b)  The holder of any share of Eneti Common Stock that has been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of Eneti Common Stock represented by a Certificate or Uncertificated Share, as applicable.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
(c)  If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
(d)  After the Effective Time, there shall be no further registration of transfers of shares of Eneti Common Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 1.
(e)  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of shares of Eneti Common Stock twelve months after the Effective Time shall be returned to the Surviving Corporation, and any such holder who has not exchanged shares of Eneti Common Stock for the Merger Consideration in accordance with this Section 1.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such shares, without any interest thereon.  Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of shares of Eneti Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.
Section 1.04.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent and the Surviving

Corporation, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable tax law in any jurisdiction or a political subdivision thereof (whether national, regional, foreign or otherwise).  If the Exchange Agent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Eneti Common Stock in respect of which the Exchange Agent or the Surviving Corporation, as the case may be, made such deduction and withholding.
Section 1.05.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Eneti Common Stock represented by such Certificate, as contemplated by this Article 1.
ARTICLE 2
The Surviving Corporation
Section 2.01.  Certificate of Incorporation.  The articles of incorporation of Merger Sub in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with applicable law.
Section 2.02.  Bylaws.  The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.
Section 2.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the sole director and secretary of Merger Sub at the Effective Time shall be the sole director and secretary of the Surviving Corporation.
ARTICLE 3
Covenants
Section 3.01.  Best Efforts.  Subject to the terms and conditions of this Agreement, Eneti and Merger Sub will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

Section 3.02.  Stockholder Meetings.  In furtherance (and not in limitation) of the covenant set forth in Section 3.01, each of Eneti and Merger Sub shall cause a special meeting of its respective stockholders to be duly called and held as soon as reasonably practicable after the date hereof for the purpose of voting on the approval and adoption of this Agreement and the Merger.
Section 3.03.  Further Assurances.  At and after the Effective Time, any officer or director of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Eneti or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Eneti or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Eneti acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
ARTICLE 4
Conditions to the Merger
Section 4.01.  Conditions to Obligations of Each Party.  The obligations of the parties to consummate the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by Eneti or Merger Sub, as the case may be, to the extent permitted by applicable law:
(a)  this Agreement shall have been approved and adopted by the stockholders of each of Eneti and Merger Sub in accordance with the BCAMI; and
(b)  no governmental entity of competent jurisdiction shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which restrains, enjoins or otherwise prohibits the consummation of the Merger.
ARTICLE 5
Miscellaneous
Section 5.01.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
Section 5.02.  Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the Republic of the Marshall

Islands, without giving effect to principles of conflicts of law that would call for the application of the law of any other jurisdiction.
Section 5.03.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  In the event that any signature is delivered electronically, including, without limitation, by facsimile transmission, by electronic mail transmission including a “.pdf” or similar format data file attachment, or through the use of an electronic signature, such signature shall indicate a valid execution of this Agreement by the party so executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf” or similar format file, or other electronically generated signature page were an original thereof.  This Agreement shall become effective when each party hereto shall have received the counterpart hereof signed by the other party hereto.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed.

ENETI INC.
By:	/s/ Cameron Mackey
	Name:	Cameron Mackey
	Title:	Chief Operating Officer

WIND MI LIMITED
By:	/s/ Mario Robayo
	Name:	Mario Robayo
	Title:	Director

[Signature Page to Agreement and Plan of Merger]